EXHIBIT 12.1

PSEG POWER LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Quarters Ended March 31,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
			(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$623	$518	$1,958	$1,814	$1,676	$1,008	$803
Fixed Charges	56	59	212	226	209	207	213
Capitalized Interest (B)	(14)	(8)	(43)	(32)	(23)	(30)	(89)

Total Earnings	$665	$569	$2,127	$2,008	$1,862	$1,185	$927

Fixed Charges as Defined in Regulation S-K
Interest Expense	$54	$58	$210	$224	$208	$206	$211
Interest Factor in Rentals	2	1	2	2	1	1	2

Total Fixed Charges	$56	$59	$212	$226	$209	$207	$213

Ratio of Earnings to Fixed Charges	11.88	9.64	10.03	8.88	8.91	5.72	4.35

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.